om LIMITED

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 6 pages.

Occupc
ABN 1
Unit 1/ :7
PO Box
04024881
Phone +61 7 3207 ... Fax +61 7 3207 4765
Email info@omiltd.com Web www.omiltd.com

Thursday 22 April, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 04 2004 WASH. D.C. 155 SECTION

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	22 April, 2004	Company Announcement: Appendix 4C- Quarterly Cash Flow Statement

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

dlw 5/6

BEN GRAHAM
Office Manager.

SEC MAIL PROCESSING RECEIVED MAY 04 2004 WASH. D.C. 155 SECTION

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN	Quarter ended ("current quarter")
11 091 192 871	March 2004

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (....9...months) $A'000
1.1	Receipts from customers	2	37
1.2	Payments for (a) staff costs	(340)	(841)
	(b) advertising and marketing	- (17)	- (95)
	(c) research and development	- (480)	- (1 936)
	(d) leased assets		
	(e) other working capital		
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	37	118
1.5	Interest and other costs of finance paid	(5)	(15)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	14	118
	Net operating cash flows	(789)	(2 614)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (...9...months) $A'000
1.8	Net operating cash flows (carried forward)	(789)	(2 614)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(36)	(273)
	(e) other non-current assets	-	(37)
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	28	28
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(8)	(282)
1.14	**Total operating and investing cash flows**	(797)	(2 896)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		-
1.16	Proceeds from sale of forfeited shares		-
1.17	Proceeds from borrowings	-	148
1.18	Repayment of borrowings	(90)	(141)
1.19	Dividends paid		-
1.20	Other (Share Issue Costs)		-
	Net financing cash flows	(90)	7
	Net increase (decrease) in cash held	(887)	(2 889)
1.21	Cash at beginning of quarter/year to date	1 753	3 755
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	866	866

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	74
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	49	49
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	25	65
4.2 Deposits at call	841	1 688
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	866	1 753

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: Lawrence Litzow (Director) Date: 22 April 2004

Print name: Lawrence Litzow

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.